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MAR 01 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lafayette Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7910 Woodmont Avenue, Suite 905
(No. and Street)

Bethesda	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Noyes (301) 570-2959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaiser Scherer & Schlegel, PLLC
(Name – *if individual, state last, first, middle name*)

1410 Spring Hill Road, Suite 400	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Lawrence Judge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lafayette Investments, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public exp 9/21/22

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lafayette Investments, Inc.

Report of Independent Registered Public Accounting
Firm and Statements of Financial Condition
December 31, 2020 and 2019

Lafayette Investments, Inc.

Table of Contents

Lafayette Investments, Inc.
Statetments of Financial Condition
December 31, 2020 and 2019

		2020		2019
Assets				
Cash and cash equivalents	$	**1,579,021**	$	1,490,717
Receivable from clearing broker		**44,471**		120,960
Marketable securities owned, at fair value		**948,474**		2,171,903
Property and equipment, net		**18,943**		32,148
Operating lease right-of-use assets		**87,752**		208,421
Prepaid expenses and other current assets		**78,399**		66,244
Total assets	$	**2,757,060**	$	4,090,393
Liabilities and shareholders' equity				
Liabilities				
Payable to clearing broker	$	**948,529**	$	2,172,863
Accounts payable and accrued expenses		**165,562**		181,483
Operating lease obligations		**90,702**		211,918
Total liabilities		**1,204,793**		2,566,264
Shareholders' equity				
Common stock, $.01 par value, 10,000 shares authorized, 550 and 550 shares issued and outstanding		**6**		6
Additional paid in capital		**324,940**		324,940
Retained earnings		**1,227,321**		1,199,183
Total shareholders' equity		**1,552,267**		1,524,129
Total liabilities and shareholders' equity	$	**2,757,060**	$	4,090,393

The accompanying notes are an integral part of these financial statements.

1. Organization

Lafayette Investments, Inc. (the "Company") was incorporated in March 1988, under the laws of the state of Delaware. The Company, which is registered under the Securities Exchange Act of 1934 as a broker-dealer, introduces and forwards all customer accounts to a broker who clears the accounts on a fully disclosed basis. The Company is also a registered investment adviser under the Investment Advisers Act of 1940.

The Company has offices in Bethesda, Maryland and Ashton, Maryland.

2. Significant Accounting Policies

Securities Transactions

The Company records securities transactions and the related revenues and expenses on the trade date, as if the transactions have settled. Marketable securities are reported at fair value and securities not readily marketable are reported at fair value as determined by management. The resulting difference between cost and fair value is included in income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC 606 *Revenue from Contracts with Customers.* Revenues are recognized when the promised services are provided to our customers, in an amount that is based on the consideration the Company expects to receive in exchange for those services when such amounts are not probable of significant reversal. Investment advisory fees are generally based on related asset levels being managed, such as the assets under management of a customer's account. These fees are billed in advance on a quarterly basis and recognized evenly over the quarter because the Company is providing continuous service.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, *Income Taxes*, which requires deferred-tax assets and liabilities to be determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary timing differences) and to be measured at the enacted rates that will be in effect when these differences reverse.

The Company utilizes statutory requirements for its income tax accounting, and avoids risks associated with potentially problematic tax positions that may incur challenge upon audit, where an adverse outcome is more likely than not. Therefore, no provisions are made for either uncertain tax positions nor accompanying potential tax penalties and interest for underpayments of income taxes in the Company's tax reserves. In accordance with ASC Topic 740, the Company may establish a reserve against deferred tax assets in those cases where realization is less than certain.

The Company files income tax returns in the United States (federal) and in the state of Maryland. In most instances, the Company is no longer subject to federal and state income tax examinations by tax authorities for years prior to 2017, and is not currently under examination by any federal or state jurisdiction. It is not anticipated that unrecognized tax benefits will significantly change in the next twelve months.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents on the financial statements include $100,000 in restricted cash that the Company keeps on deposit with its clearing broker.

Depreciation

Property and equipment consist of furniture and office equipment. Depreciation of furniture and office equipment is recorded on an accelerated basis over a seven-year life and five-year life, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management evaluated subsequent events through February 23, 2021, the date these financial statements were available to be issued, and there were no subsequent events that required disclosure.

Leases

On January 1, 2019, the Company adopted FASB ASC 842 *Leases* using the modified retrospective approach. Under this approach, the Company applied the new standard to all leases existing as of January 1, 2019 and recognized a cumulative effect adjustment to the opening balance of retained earnings on January 1, 2019. Under this election, the provisions of ASC 840 apply to the accounting and disclosures for lease arrangements in the comparative periods in an entity's financial statements. In addition, the Company elected the package of practical expedients permitted under the transition guidance within ASC 842, in which the Company need not reassess (i) the historical lease classification, (ii) whether any expired or existing contract is or contains a lease, or (iii) the initial direct costs for any existing leases. At inception, a contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In evaluating whether it has the right to control the use of an identified asset, the Company assesses whether they have the right to direct the use of the identified asset and to obtain substantially all of the economic benefit from the use of the identified asset. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Assets and liabilities are recognized based on the present value of lease payments over the lease term.

If a lease has a renewal option, the Company includes these options in determining the lease term used to establish its right-of-use assets and lease liabilities when it is reasonably certain the Company will exercise its option. Because most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Operating lease expense is generally recognized on a straight-line basis over the lease term. The Company has agreements with lease and non-lease components, which are accounted for as a single lease component. Leases with a lease term of 12 months or less are not recorded on the balance sheet. The Company recognizes lease expense for these leases on a straight-line basis over the lease term. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments based on changes in index rates, are not included in the right-of-use assets or liabilities. These variable lease payments are expensed as incurred.

3. Property and Equipment

As of December 31, 2020 and 2019, property and equipment consisted of the following:

		2020		2019
Furniture	$	72,882	$	72,882
Office equipment		140,439		140,439
Property and equipment, at cost		213,321		213,321
Accumulated depreciation		(194,378)		(181,173)
Property and equipment, net	$	18,943	$	32,148

Depreciation and amortization expense for the years ended December 31, 2020 and 2019 was $13,205 and $16,135, respectively.

4. Securities Owned

The Company owns marketable securities that represent trading and investment securities carried at quoted market prices. As of December 31, 2020 and 2019, these marketable securities, which consisted of state and municipal obligations, totaled $948,474 and $2,171,903, respectively.

5. Fair Value Measurements

As of December 31, 2020 and 2019, the Company's financial assets and liabilities carried at fair value included cash and cash equivalents, receivable from clearing broker, marketable securities, payable to clearing broker, accounts payable and accrued expenses.

The fair value of cash and cash equivalents, receivable from clearing broker, payable to clearing broker, accounts payable and accrued expenses approximates their respective carrying amounts because of the liquidity and short-term nature of these financial instruments.

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting

standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

- Level 1 – Inputs to valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

- Level 3 – Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

As of December 31, 2020 and 2019, the asset balances measured at fair value on a recurring basis were:

	2020	2019
Level 2: Municipal bonds	**$ 948,474**	$ 2,171,903
Total assets measured at fair value	**$ 948,474**	$ 2,171,903

In determining the fair value of its assets and liabilities, the Company predominately uses the market approach. Securities included in Level 2 are valued utilizing inputs obtained from an independent pricing service. The Company reviews the values generated by the independent pricing service for reasonableness by comparing the valuations received from the independent pricing service to valuations from at least one other observable source for each security held. The Company has not adjusted the prices obtained from the independent pricing service.

6. Income Taxes

The provision for income taxes differs from the amount that would be obtained by applying Federal statutory rates primarily due to the difference in accounting for depreciation expense on a tax basis, non-deductible meals and entertainment, limited deduction of charitable contributions, and interest revenue earned on U.S. Treasury securities that is not taxed at the local level. Deferred income taxes are the result of temporary differences between the financial statement carrying amounts of assets and liabilities and their tax basis, and mainly related to differences between the basis of fixed assets and investments for financial and income tax purposes.

As of December 31, 2020, the Company has charitable contribution carryovers of $17,076 that may be used to offset future taxable income through December 31, 2024.

The provision for income tax expense consists of the following:

		2020		2019
Current provision for income taxes:				
Federal	**$**	**10,162**	$	19,854
State		**4,143**		7,467
Total current provision for income taxes		**14,305**		27,321
Deferred income tax expense (benefit):				
Federal	**$**	**1,426**	$	(4,031)
State		**610**		(1,726)
Total deferred income tax expense (benefit)		**2,036**		(5,727)
Total provision for income taxes	**$**	**16,341**	$	21,564

7. Payable to Clearing Broker

The Company's clearing broker provides financing, collateralized by state and municipal obligations and corporate bonds, at the broker call rate less 50 basis points, or 1.50% as of December 31, 2020 and 3.00% as of December 31, 2019. The carrying value of the payable to clearing broker approximates the fair value based on current market rates and conditions. The Company earns interest on the bonds during the period in which they are held in inventory.

8. Employee Retirement Plan

The Company maintains a 401(k) Profit Sharing Plan which covers substantially all employees. Contributions to the profit sharing plan are at the discretion of the Board of Directors. Pension expense and a corresponding liability for employer contributions for the years ended December 31, 2020 and 2019 were $99,572 and $99,060, respectively.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $1,388,844, which was $1,288,844 in excess of its required net capital of $100,000. The Company's aggregate ratio of indebtedness to net capital as of December 31, 2020 was 0.12 to 1.

10. Concentration of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company periodically reviews the credit standing of its counterparties.

11. Leases

The Company's operating leases are related to its office facilities. The Company's leases have remaining lease terms of less than two years.

The components of operating lease costs were as follows for the years ended December 31, 2020 and 2019:

	2020	2019
Fixed lease costs	**$ 128,373**	$ 161,027
Short-term lease costs	**30,644**	-
Total operating lease costs	**$ 159,017**	$ 161,027

Supplemental cash flow information related to leases was as follows for the year ended December 31, 2020 and 2019:

	2020	2019
Cash paid for amounts included in the measurement of lease liabilities	$ **128,921**	$ 157,529
Right-of-use assets obtained in exchange for lease obligations	$ **-**	$ 357,260
Weighted average remaining lease terms	**1.5 years**	2 years
Weighted average discount rate	**3.0%**	3.0%

As of December 31, 2020, maturities of operating lease obligations were as follows:

2021	$ **61,572**
2022	**31,315**
Total lease payments	**92,887**
Less: imputed interest	**(2,185)**
Operating lease obligations	$ **90,702**

Lafayette Investments, Inc.
Schedule 1: Computation of Net Capital Under Rule 15c3-1

December 31,		2020
Shareholders' equity from statement of financial condition		$ 1,552,267
Deductions:		
Non-allowable assets		
Other receivables	$ (218)	
Property and equipment, net	(18,943)	
Other assets	(74,877)	(94,038)
Net capital before haircuts on securities positions		1,458,229
Haircuts on securities positions:		
Debt securities		(59,939)
Other securities		(9,446)
Net capital		$ 1,388,844
Minimum net capital requirement		$ 100,000
Excess net capital		$ 1,288,844
Aggregate indebtedness		$ 168,567
Ratio of aggregate indebtedness to net capital		0.12 to 1

Lafayette Investments, Inc.
Notes to Schedule 1: Computation of Net Capital Under Rule 15c3-1

(A) At December 31, 2020, the Company's minimum net capital requirement was the greater of $100,000 or 6 2/3% of aggregate indebtedness.

(B) There was no difference between net capital as reported in the audited financial statements and net capital reported in the Company's FOCUS report as of December 31, 2020.

(C) The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(2)(ii) of Rule 15c3-3.